Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the year ended December 31,
	2008	2007	2006		2005		2004
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(32,258)	$(302,762)	$(272,008)		$32,283		$129,303
Plus:
Fixed Charges (excluding capitalized interest)	349,621	427,141	623,668		670,137		387,675

Total Earnings	$317,363	$124,379	$351,660		$702,420		$516,978

Fixed Charges:
Interest expensed and capitalized	$347,001	$423,986	$619,094		$665,313		$383,613
Amortized premiums, discounts, and capitalized expenses related to indebtedness	192	633	1,411		1,869		1,473
An estimate of the interest component within rental expense	2,428	2,522	3,163		2,955		2,589

Total Fixed Charges before preferred dividends	349,621	427,141	623,668		670,137		387,675

Preferred dividends	33,299	33,299	33,299		33,299		33,299
Ratio of pre tax income to net income	0.101	1.771	1.215		2.447		0.602

Preferred dividend factor	(3,363)	58,973	40,458		81,483		20,046

Total fixed charges and preferred stock dividends	$346,258	$486,114	$664,126		$751,620		$407,721

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A )	(A	)	(A	)	1.27

Excluding Interest on Deposits

(Loss) earnings:
Pre-tax (loss) income from continuing operations	$(32,258)	$(302,762)	$(272,008)		$32,283		$129,303
Plus:
Fixed Charges (excluding capitalized interest)	192,891	255,909	468,250		563,973		306,992

Total (Loss) Earnings	$160,633	$(46,853)	$196,242		$596,256		$436,295

Fixed Charges:
Interest expensed and capitalized	$190,271	$252,754	$463,676		$559,149		$302,930
Amortized premiums, discounts, and capitalized expenses related to indebtedness	192	633	1,411		1,869		1,473
An estimate of the interest component within rental expense	2,428	2,522	3,163		2,955		2,589

Total Fixed Charges before preferred dividends	192,891	255,909	468,250		563,973		306,992

Preferred dividends	33,299	33,299	33,299		33,299		33,299
Ratio of pre tax income to net income	0.101	1.771	1.215		2.447		0.602

Preferred dividend factor	(3,363)	58,973	40,458		81,483		20,046

Total fixed charges and preferred stock dividends	$189,528	$314,882	$508,708		$645,456		$327,038

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A )	(A	)	(A	)	1.33

(A)	For the years ended December 31, 2008, 2007, 2006 and 2005 earnings were not sufficient to cover preferred dividends and the ratios were less than 1:1. The Company would have had to generate additional earnings of $28.9 million, $243.8 million, $312.5 million, and $21.8 million to achieve a ratio of 1:1 in 2008, 2007, 2006 and 2005, respectively.